January 3, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (212) 258-6099

Michael D. Fricklas
Executive Vice President, General Counsel and Secretary
Viacom Inc.
1515 Broadway
New York, NY 10016

> **Re: Viacom Inc.**
> **Definitive Schedule 14A**
> **Filed April 20, 2007**
> **File No. 1-32686**

Dear Mr. Fricklas:

We have reviewed your response letter dated November 8, 2007 and have the following comments. Please respond to our comments by January 17, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Executive Compensation, page 27

Compensation Discussion and Analysis, page 27

Annual Cash Bonus, page 31

1.   We have considered your response to comment six in our letter dated September 27, 2007. It is not clear how the compensation committee's consideration of the objective performance targets resulted in the actual bonus amounts awarded to each named executive officer. In future filings and for each named executive officer, please disclose the target bonus amount set forth in the employment agreement, the threshold, target and maximum payout amounts, and the actual level of company performance achieved compared to the performance target. Please also explain or define the performance measures you use. If you continue to use a non-GAAP financial measure such as free cash flow, please disclose how the number is calculated from your audited financial statements. See Instruction 5 to Regulation S-K Item 402(b).

2.   In addition, provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm and should be afforded confidential treatment. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. Provide a separate analysis as to why disclosure of the performance "grid" would result in competitive harm. To assist us in understanding awards under your bonus program, please also provide us with a form of performance grid and illustrate how it is used to determine bonus payouts.

3.   We have considered your response to comment seven in our letter dated September 27, 2007. Please confirm that, for each named executive officer, you will identify the pre-established qualitative factors, disclose the pre-established and other qualitative factors the compensation committee actually considered and discuss how the committee's consideration of the qualitative factors resulted in adjustments to and awards of annual cash bonuses.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel